

June 27, 2003

NASD

Mr. Mark A. McGruder
251 Elm Street
Wills Point, Texas 75169

Re: Letter of Caution
Examination No.: TC-E06020588

Dear Mr. McGruder:

We have completed our investigation into the circumstances of the Form U-5 amendment filed by PrimeVest Financial Services, Inc. disclosing the customer complaint filed by Mr. Dale and Mrs. Jackie Sharp against you. Based upon our review of all information available, the staff has authorized this Letter of Caution to be issued to caution you concerning the following deficiency:

You acted in apparent violation of NASD Conduct Rule 2110 in that you recommended an investment strategy that was incapable of meeting the investment objectives of the customer.

You are requested to provide a written response to this letter no later than **July 18, 2003**, outlining the steps you have taken or plan to take to ensure future compliance with the rules and regulations above.

For your information, a Letter of Caution is not included in the Central Registration Depository nor must it be reported on Form U-4. However, as it is a cautionary action, in accordance with long-standing NASD practice, it will be taken into consideration in determining any future matter should repeat violations occur.

If you have any questions, please contact Donald J. DeBlanc, Supervisor of Examiner, at (504) 522-6527.

Sincerely,

Keith E. Hinrichs

Keith E. Hinrichs
Associate Director

KEH/kr

cc: Mr. Randall L. Ciccati
President
Primevest Financial Services, Inc.
P.O. Box 283
St. Cloud, MN 56302-0283

Investor protection. Market integrity.

New Orleans District Office
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA
70163-0802

tel 504 522 6527
fax 504 581 3699
www.nasd.com

July 17, 2003

NASD
Donald J. DeBlanc
New Orleans District Office
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA 70163-0802

Re:     Letter of Caution
        Examination No.: TC-E06020588

Dear Mr. DeBlanc:

This letter is in response to the Letter of Caution I received for suggested violation of NASD Conduct Rule 2110. Although I have retained approximately 20 accounts of long-term customers with whom I have a personal relationship, I am currently employed as a Municipal Bond Trader, which involves executing bond transactions for customer orders placed through correspondent firms and executing transactions for small dealers. As a result, my contact with customers is very limited.

While denying the matters complained of in the above-referenced examination, I have reviewed my approach and would pursue the following steps to avoid even the appearance of impropriety, in the event I pursue a position as a financial advisor in the future:

1.  Spend an extensive amount of time determining the customer's risk tolerance, investment objectives, time horizon and expectations.
2.  Take steps to ensure that the customer's investment objectives and the investment vehicles available to meet those objectives are consistent.
3.  Provide a written report to each customer confirming the risk tolerance, investment objectives, time horizon and expectations described to me.
4.  Provide written documentation of the investment vehicles that are intended to fulfill the customer's investment needs and objectives.
5.  Take time to ensure that each customer has a thorough understanding of the recommended investment vehicles and how the investment process works.
6.  Provide a written investment plan to each customer that would reflect the recommended investment vehicle(s) and proposed investment strategy.
7.  Review the written investment plan with each customer and obtain the customer's signature before investing any monies on the customer's behalf.
8.  Continue to monitor and analyze the investment objectives, risk tolerance, financial condition and other matters related to suitability for the customer accounts I have retained.

If you have any questions or need any additional information, I can be contacted at your convenience at 214-953-8738.

Regards,



Mark A. McGruder